

October 10, 2013

Via E-mail
Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, Virginia 23219

>   **Re: Apple REIT Nine, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed September 11, 2013**
>   **File No. 333-191084**

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise to state the total number of shares of Apple REIT Nine common stock to be issued pursuant to the registration statement in connection with the merger.

Questions and Answers About the Special meetings and the Mergers, page 1

General

2.   Please include a question and answer to explain why this merger is being proposed.

3.   Please include a question and answer to briefly explain how the merger consideration was determined and provide a cross reference to the location of the more detailed discussion.

4.   Please relocate the question and answer that begins with "How do the Apple REIT boards recommend…" to this section and explain the interrelated nature of the committees for each board.

Do the Apple Seven, Eight, and Nine directors and officers have any interests in the mergers, pages 3, 4, and 6

5.   Please briefly highlight the consideration paid for the various Series B convertible shares and the approximate pro forma book value of the shares to be received.

The following questions and answers apply to Apple Seven, Apple Eight and Apple Nine shareholders:, page 8

Q. Am I entitled to exercise appraisal rights?, page 11

6.   Please revise to briefly explain the conditions that must be met to exercise dissenters' rights of appraisal.

Summary Term Sheet

Further Information Relevant to the Apple REIT Special Meetings

Solicitation of Proxies; Costs, page 18

7.   We note your disclosure that David Lerner Associates, Inc. has been engaged to assist in the solicitation of proxies from the shareholders. Please specifically disclose the material features of the contract between the registrant and David Lerner Associates, Inc. with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

8.   In light of your arrangement with David Lerner Associates, Inc., please also confirm that you will file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. Refer to Rule 14a-6(c) of Regulation 14A.

9.   Please also revise, as appropriate, in each of the sections for Apples Seven, Eight and Nine to tell us whether any portion of David Lerner's fee is contingent upon the closing of the merger transaction.

Reasons for the Mergers, page 20

10.   We note your disclosure here and elsewhere that you make "no recommendation" regarding the proposals. However, you preface your disclosure with the boards' views that the mergers are "advisable and in the best interests of the Apple REITs and their shareholders." Please tell us how your disclosure is consistent.

Interests of Apple REIT Directors and Executive Officers in the Merger, page 21

11.   Please revise to quantify the value of each of the interests referenced. Provide similar disclosure in the risk factor that begins with "Some of the directors and executive officers…" on page 36.

Conversion Agreements, page 25

12.   Please clarify how the conversion agreements serve as an inducement to the Apple REITs.

Description of Apple Nine Common Shares, page 27

13.   We note your disclosure here and elsewhere that distributions from "anticipated cash generated from operations" are expected to be $0.62-$0.72 per share. Please discuss the basis for this anticipation. Also, please provide a table showing the sources of the three companies' distributions during the last fiscal year and the most recent interim period. Provide similar coverage disclosure in your risk factor on page 43.

Risk Factors

Risks Related to the Business of Apple Nine Following the Mergers

General

14.   Please include a discussion in this section of how the mergers may impact your ability to honor redemption requests.

15.   Please include a risk factor to discuss the attending risks of the conversion of all Series B preferred shares to common stock in Apple Nine.

Securities-class action lawsuits and governmental regulatory oversight…, page 39

16.   Please supplement this risk factor subheading and narrative to reflect current ongoing litigation/governmental investigations or advise.

Certain loans are and may be secured by mortgages…, page 42

17.   Revise to disclose the currently outstanding loan amounts and the number of properties that secure such loans.

Apple Nine will not attempt to calculate its net asset value on a regular basis, page 43

18.   Please revise to clarify if you have ever calculated the net asset value of Apple Nine and the current frequency, if any, of such calculation.

The Apple Nine Special Meeting

Purpose of the Apple Nine Special Meeting, page 57

19.   We note that proposals enumerated in bulleted items 3 and 5 appear to cover several related, but distinct issues that should be presented to shareholders for separate votes. Please revise as appropriate or tell us why you believe it is appropriate to bundle these proposals together. Please make conforming changes elsewhere in your filing.

The Mergers

Background of the Mergers, page 62

20.   Please revise to explain the independence, if any, of the members of the special committees and identify any relationships with the other board members of any of the Apple REITs.

21.   We note your reference to the "level of shareholder interest in liquidity indicated by requests for redemption…." Please revise to clarify whether the Apple REITs were able to satisfy all redemption requests. If not, discuss the experience with unfulfilled requests.

22.   Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections, presentations, and reports — reviewed by the boards for each company. We may have additional comments.

23.   The descriptions of certain of the board meetings appear vague. For instance, we note your description of the meetings that occurred on June 25, 2013. You should describe the "status of the negotiation of the draft merger agreement" in greater detail, including the nature and substance of the deliberations conducted at the meeting. What conclusions did the non-management directors of each of the Apple REIT boards reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions. Provide conforming changes throughout this section.

24.   Throughout this section, you refer to meetings to analyze and discuss the fairness of the consideration. Please revise to fully explain the factors considered and the process undertaken in formulating the exchange ratios. Identify the parties that took part in the process of determining the exchange ratios.

25.   Please revise to discuss the benefits to be received by the persons, if any, that made the proposal to become self-managed.

26.   Revise to explain when the special committee for Apple Seven agreed to forego soliciting expressions of interest or other proposals. In discussing the reasons for the merger,

discuss how the special committee made the determination that the merger was in the best interest of the company, considering that no strategic alternatives were sought.

27.   Please expand your disclosure in this section to detail the third party consents that must be obtained by all Apple entities to consummate the merger. Confirm that you plan to update future filings to reflect the status of the consents.

Apple Seven's Reasons for the Mergers, page 69

Apple Eight's Reasons for the Mergers, page 73

Apple Nine's Reasons for the Mergers, page 76

28.   Please expand your disclosure to explain in more detail how each of the listed factors affected the board's deliberations.

29.   Please revise to explain what you mean by "superior value creation opportunities." If the board did not quantify the anticipated opportunities, please disclose that fact and explain why it did not.

30.   We note under the negative factors the board considered anticipated cost savings. Please revise to quantify the anticipated savings resulting from the merger.

31.   We note the reference to "net asset value analysis" in the section discussing the financial advisors. Please revise to clarify if appraisals or valuations were performed on the assets and liabilities of the three participants in this merger and include an early question and answer highlighting this fact. If no appraisals or valuations were obtained, discuss how the lack of such information was considered.

Apple Seven, Eight and Nine Financial Analyses, pages 82-98

32.   Please provide a more detailed discussion of the factors considered by the financial advisors in selecting the comparable companies for the comparable company analyses.

33.   Please also describe in greater detail the distinguishing characteristics between Apples Seven, Eight, and Nine and the referenced companies. Disclose the referenced companies' total revenue and net income and compare them to the relevant Apple REITs.

34.   Provide similar distinguishing discussions for the selected precedent transactions.

Other Factors, page 85

35.   Please explain more specifically how such factors tied specifically to your value estimates.

Projected Financial Information of Apple Seven, Apple Eight, and Apple Nine and the
Combined Company, page 99

36.   Please revise to discuss the basis and assumptions underlying the projections disclosed.
        Also, please present each company's historical performance based on these metrics so
        that investors may evaluate the trend imbedded in the projections and better understand
        the analyses disclosed in the preceding sections.

37.   We note the reference to discounted cash flow on the projections and the use of unlevered
        free cash flow, weighted average cost of capital and cap rate projections. Please tell us
        why such measures are not discussed in this section and explain management's basis for
        such numbers and how such measures compared to your historical performance.

The Merger Agreement

Conditions to Complete the Mergers, page 122

38.   We note from Section 5.1(a) the Merger Agreement that satisfaction of the necessary
        state securities or blue sky authorizations is a condition to closing. Please revise here to
        provide a brief description of any such approvals and disclose the current status. Refer to
        Item 3(i) of Form S-4.

Amendment and Waiver, page 127

39.   Please revise to disclose how you will notify shareholders of any amendments or waivers
        to the merger agreement that do not require stockholder approval.

Material U.S. Federal Income Tax Consequences, page 147

40.   Prior to effectiveness, please update the references in this section to the tax opinions to be
        prepared by McGuireWoods to state that you have received such opinions.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page N-1

41.   Please revise footnote (B)(1) to disclose with sufficient specificity how you determined
        the preliminary estimate of the fair value of Apple Nine's common stock and the
        accounting guidance you relied upon.

42.   We note in footnote (E) that there is currently insufficient information to make a
        definitive allocation. Please revise to clarify whether you have performed a preliminary
        analysis of the fair value of the assets and liabilities of Apple Seven and Apple Eight and,
        if so, how you considered using it for presenting a preliminary allocation based on that
        information.

43.   We note your disclosure on page O-92, P-51 and Q-60 relating to Apple REITs' equity
        investment in Apple Air Holding, LLC ("Apple Air") that are accounted for under the

equity method. Please tell us the effect of the merger on your accounting for this investment and how it is reflected within your pro forma financial statements.

44. We note your disclosure on page 102 and footnote (F) on page N-10 relating to the subcontract agreement entered into with Apple Ten Advisors. Please revise to disclose how the fee for advisory services will be determined and the significance of this agreement to your financial statements.

45. We note your disclosure on page 103 relating to the acquisition of Apple Fund Management. Please revise to disclose how you will account for this transaction, the accounting guidance you will rely upon, and why it has not been reflected within your pro forma financial statements.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page 252

46. We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: David W. Robertson
       James M. Anderson III
       McGuireWoods LLP